

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 25, 2008

I. Joseph Massoud
Chief Executive Officer
Compass Diversified Trust
Sixty One Wilton Road
Westport, Connecticut 06880

Re: Compass Diversified Trust
Annual Report on Form 10-K for the fiscal year ended December 31, 2006
Filed March 28, 2007, File No. 1-51937

Dear Mr. Massoud:

        We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: James J. Bottiglieri, Chief Financial Officer
      Via Facsimile, 203-221-8253